Moody's Investors Service

("MIS") Exhibit 6

Conflicts of Interest Related to the Issuance of Credit Ratings

MIS has identified the following types of conflicts of interest related to the issuance of credit ratings:

1. MIS is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

2. MIS is paid by obligors to determine credit ratings of the obligors.

3. MIS is paid by investors to determine credit ratings with respect to securities or money market instruments.

4. In addition to credit ratings, MIS provides other services to issuers or obligors that may be subject to a credit rating by MIS. MIS is paid for these other services by the requesting issuer or obligor.

5. MIS issues and maintains a credit rating for a security or money market instrument issued by an asset pool or as a part of an asset-backed or mortgage-backed securities transaction that are paid for by the issuer, sponsor, or underwriter of the security or money market instruments.

6. MIS allows persons within MIS to directly own securities or money market instruments of, or have other direct ownership interests in, obligors or issuers subject to a credit rating determined by MIS as long as they do not participate in or otherwise influence the credit rating for such obligors or issuers.

7. MIS allows persons within MIS to have business relationships that are more than arm's length ordinary course business relationships with obligors or issuers subject to a credit rating determined by MIS as long as they do not participate in or otherwise influence the credit rating for such obligors or issuers.

8. Members of the Board of Directors of MIS may be affiliated with obligors or issuers subject to a credit rating determined by MIS.

9. Members of the Board of Directors of Moody's Corporation (the parent of MIS) may be affiliated with obligors or issuers subject to a credit rating determined by MIS.

10. MIS may issue credit ratings covering, and/or requested by, entities which may have significant shareholdings (5% or more of outstanding shares) in Moody's Corporation

(MCO), MIS's parent company.

11. MIS has a non-rating affiliate named Moody's Analytics. Customers of Moody's Analytics may be parties to whom MIS provides credit rating services.

12. Moody's Corporation, and/or its affiliates, may engage underwriters or investment bankers in connection with acquisitions, joint ventures and/or the sale by Moody's Corporation of debt orother securities. Moody's Corporation also has commercial relationships with numerous corporations from which it purchases goods or services (e.g., utilities, travel, technology hardware or software, office supplies, etc.) or which hold ownership interests in businesses in which Moody's Corporation also has an ownership interest. The parties with which Moody's Corporation has such business relationships may be entities about which, or to which, MIS provides credit ratings.